UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

AKOUOS, INC.

(Name of Subject Company (issuer))

KEARNY ACQUISITION CORPORATION

(Offeror)

a wholly-owned subsidiary of

ELI LILLY AND COMPANY

(Parent of Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common stock, $0.0001 par value per share

(Title of Class of Securities)

00973J101

(CUSIP Number of Class of Securities)

Anat Hakim

Executive Vice President, General Counsel and Secretary

Eli Lilly and Company

Lilly Corporate Center

Indianapolis, Indiana 46285

Telephone: (317) 276-2000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

Sophia Hudson, P.C.

Sharon Freiman

Kirkland & Ellis LLP

601 Lexington Avenue

New York, New York 10022

Telephone: (212) 446-4800

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Items 1 through 9 and Item 11.

This Tender Offer Statement on Schedule TO (together with any amendments and supplements hereto, the “Schedule TO”) relates to the offer by Kearny Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of Eli Lilly and Company, an Indiana corporation (“Lilly”), to purchase all of the issued and outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Akouos, Inc., a Delaware corporation (“Akouos”), in exchange for (a) $12.50 per Share, net to the stockholder in cash, without interest and less any applicable tax withholding, plus (b) one non-tradable contingent value right (“CVR”) per Share, which represents the contractual right to receive contingent payments of up to $3.00 per CVR, net to the stockholder in cash, without interest and less any applicable tax withholding, upon the achievement of certain specified milestones in accordance with the terms and subject to the conditions of a contingent value rights agreement to be entered into with a rights agent selected by Lilly and reasonably acceptable to Akouos, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 31, 2022 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”), copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

All information contained in the Offer to Purchase (including Schedule I thereto) and the related Letter of Transmittal is hereby expressly incorporated herein by reference in response to Items 1 through 9 and Item 11 of this Schedule TO, except as otherwise set forth below.

Item 10.	Financial Statements.

Not applicable.

Item 12.	Exhibits.

Exhibit No.	Description

(a)(1)(A)*	Offer to Purchase, dated October 31, 2022.

(a)(1)(B)*	Form of Letter of Transmittal (including Internal Revenue Service Form W-9).

(a)(1)(C)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(D)*	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)*	Summary Advertisement, as published in The Wall Street Journal on October 31, 2022.

(a)(5)(A)	Joint Press Release issued on October 18, 2022 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Eli Lilly and Company with the Securities and Exchange Commission on October 18, 2022).

(b)	Not applicable.

(d)(1)	Agreement and Plan of Merger, dated October 17, 2022, by and among Eli Lilly and Company, Kearny Acquisition Corporation and Akouos, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Akouos with the Securities and Exchange Commission on October 18, 2022 (File No. 001-39343)).

(d)(2)	Tender and Support Agreement, dated October 17, 2022, by and among Eli Lilly and Company, Kearny Acquisition Corporation and Emmanuel Simons (incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K filed by Akouos with the Securities and Exchange Commission on October 18, 2022 (File No. 001-39343)).

(d)(3)	Tender and Support Agreement, dated October 17, 2022, by and among Eli Lilly and Company, Kearny Acquisition Corporation, 5AM Ventures V, L.P., and 5AM Opportunities I, L.P. (incorporated by reference to Exhibit 2.3 to the Current Report on Form 8-K filed by Akouos with the Securities and Exchange Commission on October 18, 2022 (File No. 001-39343)).

(d)(4)	Tender and Support Agreement, dated October 17, 2022, by and among Eli Lilly and Company, Kearny Acquisition Corporation, New Enterprise Associates 16, L.P., and NEA Ventures 2018 L.P. (incorporated by reference to Exhibit 2.4 to the Current Report on Form 8-K filed by Akouos with the Securities and Exchange Commission on October 18, 2022 (File No. 001-39343)).

(d)(5)	Form of Contingent Value Rights Agreement, by and among Eli Lilly and Company, Kearny Acquisition Corporation and a rights agent selected by Eli Lilly and Company and reasonably acceptable to Akouos, Inc. (incorporated by reference to Exhibit 2.5 to the Current Report on Form 8-K filed by Akouos with the Securities and Exchange Commission on October 18, 2022 (File No. 001-39343)).

(d)(6)*	Amended and Restated Mutual Confidentiality Agreement, dated June 16, 2022, between Eli Lilly and Company and Akouos, Inc.

(g)	Not applicable.

(h)	Not applicable.

107*	Filing Fee Table.

*	Filed herewith.

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: October 31, 2022	KEARNY ACQUISITION CORPORATION

/s/ Philip L. Johnson
	Name:	Philip L. Johnson
	Title:	President

ELI LILLY AND COMPANY

/s/ Anat Ashkenazi
	Name:	Anat Ashkenazi
	Title:	Executive Vice President and Chief Financial Officer